OmniLit Acquisition Corp.
1111 Lincoln Road, Suite 500
Miami Beach, FL 33139

(786) 750-2820

Date: October 6, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	OmniLit Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted July 12, 2021
CIK No. 0001866816

Ladies & Gentlemen:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filing of OmniLit Acquisition Corp. (the “Company”) set forth in your letter, dated July 28, 2021.

In order to facilitate your review of our response, we have restated the Staff’s comments in this letter. For your convenience, we have also set forth our response to the Staff’s comment immediately below the corresponding comment.

Draft Registration Statement on Form S-1 submitted July 12, 2021

Capitalization Table, page 77

1.	Staff Comment: We note that you are offering 15,000,000 Class A shares as part of your initial public offering of units, but footnote 2 suggests you will show less than all Class A shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 15,000,000 Class A shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: The Company acknowledges the Staff comments and advises the Staff that the Company concludes that it is certain that all of the Class A Shares will be redeemed or become redeemable and no exceptions in ASC 480-10-S99-3A apply, the shares shall be classified within temporary equity in the Company’s financial statements and are subject to the subsequent measurement guidance in ASC 480-10-S99-3A until redemption features terminate.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this matter, please do not hesitate to contact Christopher Murillo at Harter Secrest & Emery LLP at (585) 232-6500.

Sincerely.

/s/ Al Kapoor
Name:	Al Kapoor
Title:	Chief Executive Officer